UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the fiscal year ended December 31, 2008

☐	TRANSACTION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transaction period from              to

Commission file number: 1-11277

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Valley National Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Valley National Bancorp

1455 Valley Road

Wayne, New Jersey 07470

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2008 and 2007

Report of Independent Registered Public Accounting Firm

Plan Administrator

Valley National Bank Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Valley National Bank Savings and Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Valley National Bank Savings and Investment Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2008, is presented for additional analysis and is not a required part of the 2008 basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2008 basic financial statements taken as a whole.

/s/ KPMG LLP

Short Hills, New Jersey

June 26, 2009

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:
Investments at fair value:
Mutual funds	$45,951,096	$62,591,246
Employee stock ownership fund	9,269,828	8,915,043
Valley common stock fund	5,986,964	5,201,561
Common collective trust:
Fidelity managed income portfolio	1,085,331	713,573
Wrap contracts	1,028	—

Total common collective trust	1,086,359	713,573

Total investments at fair value	62,294,247	77,421,423
Participant loans receivable	69,362	70,435

Total assets	62,363,609	77,491,858

Liabilities:
Benefit claims payable	55,862	53,212
Accrued expenses and other liabilities	50,346	45,277

Total liabilities	106,208	98,489

Net assets available for benefits before adjustment	62,257,401	77,393,369

Adjustment from fair value to contract value for fully benefit-responsive investment contract	58,600	7,754

Net assets available for benefits	$62,316,001	$77,401,123

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets

Available for Benefits

Year Ended December 31, 2008

	Mutual Funds*	Valley Common Stock Fund	Employee Stock Ownership Fund	Participant Loans	Plan Total
Employer contributions, net of forfeitures	$1,169,325	$131,228	$(25,774)	$—	$1,274,779
Employee contributions	4,407,516	501,021	—	—	4,908,537
Rollover contributions	99,980	2,713	—	—	102,693

Total contributions	5,676,821	634,962	(25,774)	—	6,286,009

Investment income:
Dividends and interest	1,822,508	219,129	390,335	—	2,431,972
Net realized (losses) gains on sales of investments	(2,146,618)	60,906	(27,009)		(2,112,721)
Net (depreciation) appreciation of investments	(17,398,805)	598,494	991,719	—	(15,808,592)

Net investment (loss) income	(17,722,915)	878,529	1,355,045	—	(15,489,341)

Transfers from predecessor retirement savings plans	1,384,180	—	—	15,740	1,399,920
Transfer among funds	525,566	(131,412)	(394,154)	—	—
Loan repayments	22,127	955	—	(16,813)	6,269
Benefits paid to participants	(6,099,851)	(605,166)	(580,148)	—	(7,285,165)
Administrative expenses	(2,446)	(184)	(184)	—	(2,814)

Net (decrease) increase in net assets available for benefits	(16,216,518)	777,684	354,785	(1,073)	(15,085,122)

Net assets available for benefits at beginning of year	63,312,573	5,103,072	8,915,043	70,435	77,401,123

Net assets available for benefits at end of year	$47,096,055	$5,880,756	$9,269,828	$69,362	$62,316,001

*	Includes changes in net assets for mutual funds and a common collective trust.

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Statement of Changes in Net Assets

Available for Benefits

Year ended December 31, 2007

	Mutual Funds*	Valley Common Stock Fund	Employee Stock Ownership Fund	Participant loans	Plan total
Employer contributions, net of forfeitures	$1,145,524	$147,709	$46,110	$—	$1,339,343
Employee contributions	4,376,901	576,972	—	—	4,953,873
Rollover contributions	404,885	—	—	—	404,885

Total contributions	5,927,310	724,681	46,110	—	6,698,101

Investment income:
Dividends and interest	2,976,203	209,823	430,981	—	3,617,007
Net realized gains (losses) on sales of investments	461,894	(126,632)	(357,816)	—	(22,554)
Net appreciation (depreciation) of investments	2,461,733	(1,394,799)	(2,785,363)	—	(1,718,429)

Net investment income (loss)	5,899,830	(1,311,608)	(2,712,198)	—	1,876,024

Transfers from predecessor retirement savings plans	21,129	—	—	—	21,129
Transfer among funds	1,344,119	(441,614)	(902,505)	—	—
Loan repayments	14,997	1,368	—	(10,080)	6,285
Benefits paid to participants	(4,587,441)	(521,260)	(1,125,801)	(5,393)	(6,239,895)
Administrative expenses	(1,076)	(145)	(133)	—	(1,354)

Net increase (decrease) in net assets available for benefits	8,618,868	(1,548,578)	(4,694,527)	(15,473)	2,360,290

Net assets available for benefits at beginning of year	54,693,705	6,651,650	13,609,570	85,908	75,040,833

Net assets available for benefits at end of year	$63,312,573	$5,103,072	$8,915,043	$70,435	$77,401,123

*	Includes changes in net assets for mutual funds and a common collective trust.

See accompanying notes to financial statements.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Summary of Significant Accounting Policies

(a)	General

The accompanying financial statements of the Valley National Bank (the “Bank”) Savings and Investment Plan (the “Plan”) have been prepared on an accrual basis of accounting in accordance with U.S generally accepted accounting principles. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Certain prior period amounts have been reclassified to conform to the current presentation.

(b)	Plan Amendments

Effective January 1, 2008, the Bank amended the Plan such that former Norcrown Bank 401(k) Plan participants who had completed at least three years of service as of December 31, 2004, will be 100% vested in amounts transferred to the Plan. Participants with less than three years of service as of December 31, 2004 will vest using the normal vesting schedule under the Plan. See Note 6 for additional information.

Effective January 1, 2008, the Bank amended the Plan to comply with new IRS Section 415 contribution limits. The amendment did not materially affect the Plan’s financial statements.

Effective April 1, 2008, the Bank amended the Plan such that if a participant does not make an investment election, his/her account shall be invested in one of the Fidelity Freedom Funds based on his/her normal retirement age of 65. Prior to this amendment, if a participant did not make an investment election, their account was invested in the Fidelity Cash Reserves Fund.

(c)	Management of Trust Assets

Mutual funds that are invested in by the Plan, including one common collective trust, are managed by Fidelity Investments, Inc. (“Fidelity”). Fidelity also performs the administration function, as the custodian and investment manager, for the Valley Common Stock Fund and the Valley common stock held in the Employee Stock Ownership Fund.

Costs of management services rendered on behalf of the Plan were paid by the Bank and totaled $63,071 and $45,026 for the years ended December 31, 2008 and 2007, respectively.

(d)	Use of Estimates

A number of estimates and assumptions have been made relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	New Accounting Pronouncements

On January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (“FAS”) No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value, and expands disclosure about fair value measurements. This pronouncement did not require any new fair value measurements for the Plan. In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statements No. 157 (“FSP FAS 157-2”), which defers the effective date of FAS No. 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis. FSP FAS 157-2 did not defer the recognition and disclosure requirements for financial or non-financial assets and liabilities that are measured at least annually. In February 2008, the Plan adopted FSP FAS 157-2. In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3”). FSP FAS 157-3 was effective, upon issuance, and applies to periods for which financial statements have not been issued. This FSPs guidance clarifies various application issues with respect to the objective of fair value measurement, distressed transactions, relevance of observable date, and the use of management’s assumptions. The effect of the adoption of FAS No. 157, FSP FAS 157-2, and FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. Under FSP FAS 157-4, if the reporting entity has determined that the volume and level market activity has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed. FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009. The Plan is currently evaluating the impact FAS FSP 157-4 may have on the Plan’s financial statements.

On January 1, 2007, the Plan adopted FASB Interpretation (“FIN”) No.48, Accounting for Uncertainty in Income Taxes. FIN No. 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN No. 48 requires evaluation of tax positions taken or expected to be taken to determine whether the tax positions will “more likely than not” be sustained by the applicable tax authority. The adoption did not have a material effect on the changes in net assets or the financial position of the Plan.

(f)	Investment Valuation

General. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted exchange quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Level 2 Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets), for substantially the full term of the asset or liability;

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Fair Value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimated cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

Mutual funds and common stock. Mutual funds, the Employee Stock Ownership Fund and the Valley Common Stock Fund are stated at fair market value with related changes in unrealized appreciation and depreciation reflected in net assets available for benefits. The fair market values of these investments are based on exchange quoted prices in active markets.

Purchases and sales of securities are recorded on a trade-date basis, with the exception of the Valley Common Stock Fund, in which purchases are recorded on trade date and sales are recorded on settlement date. At December 31, 2008 and 2007, there was no effect on the financial statements related to recording transactions in the Valley Common Stock Fund on a settlement date basis. Interest income is recorded on an accrual basis and dividends are recorded on the ex-dividend date.

Realized gains or losses are calculated on a specific identification basis.

Common collective trust. The Plan invests in investment contracts through a collective trust. FASB Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare Pension Plans requires investment contracts held by a defined-contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Therefore, the statement of net assets available for benefits presents the fair value of the investment in the collective trust as well as

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

The fair value of the Plan’s common collective trust includes the fair value of wrapper contracts. A wrapper contract is an agreement by another party, such as a bank or insurance company, to make payments to a portfolio in certain circumstances. In a wrapper contract, the wrapper issuer agrees to pay the common collective trust of the investment contracts the difference between the contract value and the market value of the underlying assets once the market value has been totally exhausted. This issuer payment can result from significant redemptions during a time when the market values of the investment contracts’ underlying assets are below contract value. Fees the common collective trust pays for wrapper contracts are offset against interest income.

Interest is credited to the common collective trust under wrap contracts; there is no immediate recognition of gains and losses. Instead, gains and losses are recognized over time by adjusting the interest rate credited to the common collective trust.

Participant loans receivable. Participant loans receivable are valued at amortized cost, which does not differ materially from fair value as determined by using a discounted cash flow model considering current market rates of interest.

(g)	Income Recognition

Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date.

(h)	Concentration of Risk

The assets of the Plan are primarily financial instruments which are monetary in nature. As a result, interest rates have a more significant impact on the Plan’s performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the consumer price index. Investments in mutual funds available under the plan are subject to risk conditions of the individual fund objectives, the stock market, interest rates, economic conditions and world affairs.

The Plan allows the indirect or direct investment in various investment securities by participants. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

The Plan’s exposure to a concentration credit risk is limited by the participant-directed diversification of their contributions into various investment options. Additionally, the underlying investments within each participant-directed fund are diversified into various financial instruments, with the exception of investments in Valley National Bancorp common stock in the Valley Common

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Stock Fund and the Employee Stock Ownership Fund. The Plan Participant exclusively bears the risks of any potential losses that are incurred as a result of their participant-directed investment elections.

Recent market conditions have resulted in an unusually high degree of volatility and increased the risks and short-term liquidity associated with certain investments held by the Plan, which could impact the value of investments after the date of these financial statements.

(2)	Plan Description

(a)	General

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan is primarily a participant-directed, defined contribution plan and generally covers all employees of the Bank and its subsidiaries provided such employees have completed 1,000 hours of service over a continuous 12-month period, as defined.

(b)	Contributions and Vesting

Participants may direct contributions made by or for them to be applied to all or any investment funds in  1/2% increments from 1% to 100% of compensation as defined or such amount permissible under the Internal Revenue Code. Participants over the age of 50 are allowed to make a special catch-up contribution each year with limits set by the Internal Revenue Service. The employer’s contributions are credited to participant accounts in cash. A participant is 100% vested at all times for his/her tax deferred contributions. The employer’s contributions and earnings or losses on employer contributions made to a participant’s account are vested 20% after two years of service, 50% after three years of service, 75% after four years of service, and 100% after five years of service.

The Bank has agreed to match the employees’ contributions to the Plan in an amount equal to 100% of 2% of each participant’s salary deferred contributions as established by the Bank. Catch-up contributions are made on an unmatched basis. All contributions are paid to the investment manager, Fidelity, by the Bank. Each participant’s account is credited with the participant’s contribution and an allocation of the Bank’s contribution and plan earnings or losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is equal to the vested balance in their account.

After a participant’s separation from service with the Bank for any reason (retirement, termination, etc.), distributions are made in accordance with the terms of the Plan.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

If the Plan was terminated, all participants of the Plan would automatically become 100% vested in their fund balances. Although the Bank has not expressed any intent to terminate the Plan, it may do so at any time by action of its Board of Directors.

(c)	Investment election

Upon enrollment, each participant may direct their account balance into one or more of the 29 investment options offered the Plan, including common stock, mutual funds (including a common collective trust), and money market funds. The election at enrollment applies to a participant’s elective deferral, matching, and catch-up contributions. A separate election is required for any rollover contributions, if applicable. If an investment election is not made at the time of enrollment, the contributions will be automatically invested a Fidelity Freedom Fund based on the participant’s current age and assumed normal retirement at an age of 65. A participant may change the elective deferral and may transfer all or a portion of their account to other funds within the Plan at any time.

(d)	Early Withdrawals

Plan participants, under certain conditions, are permitted to withdrawal all or a of portion their vested account balance provided they attained the age of 59  1/2 or they qualify for a financial hardship. The conditions of a financial hardship include purchase of a primary residence, tuition of post-secondary education, un-reimbursed medical expenses, prevention of eviction, payment of burial expenses or un-reimbursed expenses to repair damage to your primary residence. A financial hardship withdrawal will prevent subsequent participant contributions to the Plan for a six month period.

(e)	Participant Loans

Participant loans are not permitted by the Plan, however, participant loans exist as a result of various acquisitions by the Bank whereby certain benefit plans of the acquiree have been merged into the Plan. Interest is charged at rates ranging from 5.55% to 10.25%, with all interest on loans being paid back into the participant borrower’s plan account. Principal and interest is paid ratably through payroll deductions generally over a period of between three and twenty-nine years.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(3)	Investments

The following is a summary of individual investments, at fair market value, that represent 5% or more of net assets available for benefits at December 31, 2008 and 2007:

Description	2008	2007
Fidelity Cash Reserve Fund	$8,372,035	$6,923,958
Spartan U.S. Equity Index Fund	5,160,406	9,045,488
Fidelity Growth Company Fund	8,607,387	14,850,864
Fidelity Balanced Fund	6,155,178	9,684,167
PIMCO Total Return Fund	8,061,251	6,847,199
Valley Common Stock Fund	5,986,964	5,201,561
Employee Stock Ownership Fund	9,269,828	8,915,043

	$51,613,049	$61,468,280

The following table presents the assets that are measured at fair value on a recurring basis by level within the FAS No. 157 fair value hierarchy as reported on the statements of net assets available for benefits at December 31, 2008. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2008	Fair Value Measurements at Reporting Date Using:
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments:
Mutual funds	$45,951,096	$45,951,096	$—	$—
Employee stock ownership fund	9,269,828	9,269,828	—	—
Valley common stock fund	5,986,964	5,986,964	—	—
Common collective trust	1,086,359	—	1,086,359	—

Total investments	$62,294,247	$61,207,888	$1,086,359	$—

The following valuation techniques were used to measure fair value of financial instruments in the table above on a recurring basis during the years ended December 31, 2008 and 2007.

Mutual funds, the Employee Stock Ownership Fund and the Valley Common Stock Fund are reported at fair value utilizing exchange quoted prices in active markets for identical instruments (Level 1 inputs).

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The common collective trust (the Fidelity Managed Income Portfolio) is fair valued by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The following table presents the fair value of investments and the adjustment from fair value to contract value for the common collective trust at December 31, 2008 and 2007.

	2008	2007
Common collective trust:
Fidelity managed income portfolio	$1,085,331	$713,573
Wrapper contracts	1,028	—

Total at fair value	1,086,359	713,573
Adjustment to contract value	58,600	7,754

Total at contract value	$1,144,959	$721,327

(4)	Forfeitures and Withdrawals

Forfeitures arising from the termination of participants who were not fully vested shall be used by the Bank to reduce its contributions. Total forfeitures for 2008 and 2007 were $39,337 and $32,509, respectively.

Withdrawals are recorded when paid. There were no claimed but unpaid withdrawals at December 31, 2008 and 2007.

(5)	Federal Income Tax

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2003 stating that the Plan and underlying trust is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(6)	Plan Mergers

The following plans from various acquisitions prior to January 1, 2008 have been merged into the Plan during the years ended December 31, 2008 and 2007:

Plan Name	Effective Date	Amount
2008
Masters Coverage Corp 401(k) Savings Plan	January 2008	$763,682
Norcrown Bank 401(k) Plan	January 2008	335,293
RISC, Inc. Employees 401(k) Profit Sharing Plan	January 2008	204,083
Shrewsbury State Bank Retirement Savings Plan	January 2008	96,862

		$1,399,920

2007
Shrewsbury State Bank Retirement Savings Plan	February 2007	$21,129

(7)	ESOP

On October 16, 1998, Valley acquired Wayne Bancorp, Inc., parent of Wayne Savings Bank F.S.B. On May 1, 1999, the Wayne Savings Bank Employee Stock Ownership Plan (the “ESOP”) was merged into the Plan. In June 1996, the ESOP entered into a $1,785,110 borrowing agreement with Wayne Bancorp, Inc. Upon the merger, each underlying common share held in the ESOP was exchanged for 1.1 shares of Valley common stock and the Plan assumed the borrowing as of May 1, 1999 with an outstanding balance of $1,190,073. The term borrowing agreement was transferred to the Bank. The agreement provided for the borrowing to be repaid over ten years and was fully satisfied in 2005.

All of the shares under the ESOP were allocated as of December 31, 2008 and 2007. All share amounts have been restated to reflect Valley National Bancorp’s five percent common stock dividend paid on May 22, 2009, and all prior stock dividends and splits.

(8)	Related-Party Transactions

Certain costs of administrative services rendered on behalf of the Plan, including accounting, tax, legal, audit and other administrative support, were borne by the Bank and estimated to be $58,475 and $57,025 in 2008 and 2007, respectively.

The Plan invests in certain funds that are managed by Fidelity. Fidelity is the custodian of the Plan’s assets and therefore these transactions qualify as party-in-interest transactions.

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the differences between these financial statements and the financial information shown on Form 5500 for the years ended December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per the financial statements	$62,316,001	$77,401,123
Adjustment from fair value to contract value for common collective trust	(58,600)	(7,754)

Net assets available for benefits per the Form 5500	62,257,401	77,393,369

Changes in net assets available for benefits per the financial statements	(15,085,122)	2,360,290
Employer contributions	—	(46,081)
Change in adjustment from fair value to contract value for common collective trust	(50,846)	(2,441)

Changes in net assets available for benefits per the Form 5500	$(15,135,968)	$2,311,768

(10)	Subsequent Event

Effective January 1, 2009, the Bank amended the Plan such that each employee who was a participant in the Greater Community Bancorp 401(k) Employee Savings Plan (the “GCB Plan”), acquired on July 1, 2008, as of December 31, 2008 shall immediately become a participant in the Bank’s Plan. The Plan was also amended to include the participant’s employment at Greater Community Bancorp, prior to its acquisition by the Bank, under the definition of continuous service for purposes of determining an employee’s eligibility period of service. The Plan was further amended such that a former participant in the GCB Plan shall be fully vested in their entire account balance under the Plan. The GCB Plan was merged into the Bank’s Plan during 2009 resulting in a transfer of assets totaling $5,953,321 into the Plan.

Schedule 1

VALLEY NATIONAL BANK

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of source	Notes	Description of investment	Number of shares or units	Cost	Fair value
		Mutual Funds:
(4)	(2)	Fidelity Cash Reserves	8,372,035	$(1)	$8,372,035
(4)	(2)	Fidelity Intermediate Bond Fund	—	(1)	—
(4)		Spartan U.S. Equity Index Fund Investor Class	161,768	(1)	5,160,406
(4)	(2)	Fidelity Worldwide Fund	144,758	(1)	1,822,503
(4)	(2)	Fidelity Growth Company Fund	175,805	(1)	8,607,387
(4)	(2)	Fidelity Growth & Income Portfolio	25,258	(1)	332,644
(4)	(2)	Fidelity Advisor Equity Income Fund Class I	64,251	(1)	1,105,110
(4)	(2)	Fidelity Balanced Fund	469,145	(1)	6,155,178
(4)	(2)	Fidelity Low-Priced Stock Fund	26,770	(1)	618,932
(4)	(2)	Fidelity Diversified International Fund	69,361	(1)	1,491,954
(4)	(2)	Fidelity Dividend Growth Fund	17,038	(1)	269,028
(4)	(2)	Fidelity Freedom Income Fund	6,661	(1)	63,678
(4)	(2)	Fidelity Freedom 2000 Fund	1,366	(1)	13,730
(4)	(2)	Fidelity Freedom 2005 Fund	1,145	(1)	9,605
(4)	(2)	Fidelity Freedom 2010 Fund	29,772	(1)	308,435
(4)	(2)	Fidelity Freedom 2015 Fund	20,205	(1)	172,955
(4)	(2)	Fidelity Freedom 2020 Fund	54,916	(1)	551,903
(4)	(2)	Fidelity Freedom 2025 Fund	1,965	(1)	16,171
(4)	(2)	Fidelity Freedom 2030 Fund	19,715	(1)	192,414
(4)	(2)	Fidelity Freedom 2035 Fund	615	(1)	4,934
(4)	(2)	Fidelity Institutional Short-Intermediate Government Fund	54,928	(1)	558,622
(4)	(2)	Fidelity Freedom 2040 Fund	64,476	(1)	360,420
(4)	(2)	Fidelity Freedom 2045 Fund	1,798	(1)	11,828
(4)	(2)	Fidelity Freedom 2050 Fund	452	(1)	2,920
(4)		PIMCO Total Return Fund Administrative Class	794,995	(1)	8,061,251
(4)		FPA Capital Fund, Inc	19,444	(1)	419,795
(4)		American Funds Growth Fund of America Class R4	62,365	(1)	1,267,258

		Common Collective Trust:
(4)	(2)(5)	Fidelity Managed Income Portfolio	1,144,959	(1)	1,086,359

(4)	(2)(3)	Valley Common Stock Fund	611,305	(1)	5,986,964

		Employee Stock Ownership Fund:
(4)	(2)(3)	Valley Common Stock	480,658	8,062,758	9,269,828

(4)	(2)	Participant loans receivable (interest rates range from 5.55% to 10.25% and maturity dates ranging from April 10, 2009 to December 11, 2026).	69,362	N/A	69,362

					$62,363,609

(1)	Not required for participant-directed investments.
(2)	Party-in-interest – as defined by ERISA.
(3)	Share amounts have been restated to reflect Valley National Bancorp’s five percent common stock dividend paid on May 22, 2009 and all prior common stock dividends and splits.
(4)	Assets managed by Fidelity Investments, Inc.
(5)	Fair value includes $1,028 related to insurance wrapper contracts. See Notes 1 and 3 to financial statements.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized,

VALLEY NATIONAL BANK
SAVINGS AND INVESTMENT PLAN

By:	/s/ Alan D. Eskow
Alan D. Eskow
Senior Executive Vice President and Chief Financial Officer on behalf of the Plan Administrators

Date: June 26, 2009

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm